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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1)*

LDK Solar Co., Ltd.
(Name of Issuer)
Ordinary shares, par value $0.10 each
(Title of Class of Securities)
50183L 10 7
(CUSIP Number)
Sales Plan as of April 9, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50183L 10 7

1	NAMES OF REPORTING PERSONS LDK New Energy Holding Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		75,585,796

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,585,796

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	75,585,796

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	66.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	50183L 10 7

1	NAMES OF REPORTING PERSONS Xiaofeng Peng

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		75,585,796

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

75,585,796

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,585,796

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

66.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a)	Name of Issuer:
LDK Solar Co., Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, China

Item 2(a)	Name of Person Filing:
(i)	LDK New Energy Holding Limited

(ii)	Xiaofeng Peng

Item 2(b)	Address of Principal Business Office or, if none, Residence:
(i)	Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, China

(ii)	Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, China

Item 2(c)	Citizenship:
(i)	British Virgin Islands

(ii)	People’s Republic of China

Item 2(d)	Title of Class of Securities:
Ordinary shares, par value $0.10 each

Item 2(e)	CUSIP Number:
50183L 10 7
The CUSIP number is for the American depository shares (“ADSs”) evidencing the ordinary shares in respect of which this report is made, which are held on deposit pursuant to the issuer’s depository receipt program. The ordinary shares that are the subject of this report are not held in ADS form.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable. The report is being filed pursuant to Rule 13d-1(d).

Item 4.	Ownership

(a)	Amount beneficially owned:	75,585,796

(b)	Percent of class:	66.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	75,585,796

(ii)	Shared power to vote or to direct the vote	75,585,796

(iii)	Sole power to dispose or to direct the disposition of	75,585,796

(iv)	Shared power to dispose or to direct the disposition of	75,585,796

The record holder of the 75,585,796 ordinary shares of the issuer is LDK New Energy Holding Limited, which is wholly owned by Mr. Xiaofeng Peng, who is also the sole director of LDK New Energy Holding Limited.
In connection with and to facilitate hedging transactions by investors holding 4.75% convertible senior notes due 2013 issued by the issuer in April 2008, Morgan Stanley & Co. Incorporated or its affiliate, acting as agent for LDK New Energy Holding Limited, may sell up to 3,000,000 ordinary shares of the issuer in the form of ADSs prior to June 27, 2008 on behalf of LDK New Energy Holding Limited pursuant to a sales plan agreement dated April 9, 2008 with LDK New Energy Holding Limited and in compliance with Rule 144 under the Securities Act of 1933. Concurrently with each such sale, LDK New Energy Holding Limited agreed to purchase an equal amount of ordinary shares of the issuer in the form of ADSs under prepaid forward contracts with affiliates of certain initial purchasers of the above-mentioned convertible senior notes. Prepayments for these purchases were made using the net proceeds from the sales under the sales plan.
LDK New Energy Holding Limited has entered into loan facilities with financial and banking institutions to finance its thin-film solar project, which are secured by up to an aggregate of 30,000,000 ordinary shares of the issuer as of the date hereof, subject to the pledge of additional shares of the issuer or other collateral if the value of the pledged shares declines below specified levels.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable. The report is being filed pursuant to Rule 13d-1(d).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
(Date)

LDK New Energy Holding Limited
/s/ Xiaofeng Peng
Name:	Xiaofeng Peng
Title:	Director

Xiaofeng Peng
/s/ Xiaofeng Peng
Xiaofeng Peng